EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Descartes Systems Group Inc.

We consent to the use of:

•
Our report dated March 3, 2021 on the consolidated financial statements of The Descartes Systems Group Inc. (the “Company”), which comprise the consolidated balance sheets as of January 31, 2021 and January 31, 2020, the related statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2021, and the related notes, and

•	our report dated March 3, 2021 on the effectiveness of internal control over financial reporting as of January 31, 2021 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended January 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-239754) on Form F-10/A.

Our report dated March 3, 2021 on the consolidated financial statements contains an explanatory paragraph that states that the Company has changed its method of accounting for leases in 2020 due to the adoption of Accounting Standards Codification (ASC) Topic 842.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
April 7, 2021
Toronto, Canada